UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. [ ] )

Digital Bridge, Inc. (Name of Issuer)
Common Stock, $0.001 Par Value (Title of Class of Securities)
25383G-10-8 (CUSIP Number)
David E. Wise, Esq. 1600 Glorietta Blvd. Coronado, CA 92118 (619)-437-4132 (Name, Address and Telephone Number of Person Authorized to Receive Noticed and Communication)
September 20, 2000 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 130 to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 25383G-10-8

1.	Names of Reporting Persons. John C. Flanders, Jr. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* PF OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,851,300

	8.	Shared Voting Power 1,000,000

	9.	Sole Dipositive Power 6,851,300

	10.	Shared Dipositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,851,300 shares of Common Stock (directly owned).

12.	Check if the Aggregate Amount Represented bt Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.25% of Common Stock

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

          This Schedule 13D is filed with respect to shares of Common Stock, $0.001 par value ("Common Stock"), of Digital Bridge, Inc., a Nevada corporation (hereinafter "Digital Bridge" or the "Issuer"). The Company's principal executive offices are located at 1860 El Camino Real, Suite 100, Burlingame, California 94010.

Item 2. Identity and Background.

(a)	Name: This Schedule 13D is being filed by John C. Flanders, Jr.

(b)	Residence or business address: His business address is 21436 N. 20th Avenue, Unit No. 4, Phoenix, Arizona 85027.

(c)	Present Principal Occupation or Employment: Mr. Flanders is the Chief Executive Officer and a Director of Digital Bridge having been elected to such offices effective September 20, 2000.

(d) and (e)

Criminal Conviction:  During the last five years, John C. Flanders, Jr. has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: John C. Flanders, Jr. is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration:

          Sole Voting and Dispositive Power

         The transaction which triggered the filing of this Schedule 13D was the September 20, 2000 merger of 24x7 Development.com, Inc. ("24x7") in to Digital Bridge, Inc. Mr. Flanders was the founder, President, Chief Executive Officer and principal stockholder of 24x7. Mr. Flanders previously owned 17,125,000 shares of 24x7 Common Stock. In an unrelated transaction in May 2000, Mr. Flanders IRA acquired 1,300 shares of Digital Bridge Common Stock in a market transaction. Mr. Flanders has the sole power to vote and dispose of the 6,850,000 shares acquired in the merger and the 1,300 shares in his IRA.

         Shared Voting or Dispositive Power

         In June 2000, Dotcom Stables, Inc., a corporation in which Mr. Flanders holds a one-third interest, acquired for cash 1,000,000 shares of Digital Bridge Common Stock in a private transaction from a former officer of Digital Bridge. DotCom Stables, Inc., in not a "group" within the meaning of Section 13(d)(3) of the Act. Mr. Flanders has shared voting power and dispositive power with respect to the shares owned by DotCom Stables, Inc.

         Disclaimer of Voting or Dispositive Power

         In June, 2000, WiseCapital Group, LLC, a limited liability company ("WCG"), in which Mr. Flanders owns a 17.5% interest, acquired for its own account 1,200,000 shares of Digital Bridge Common Stock from a former officer of Digital Bridge for cash. WCG is not a "group" within the meaning of Section 13(d)(3) of the Act. Mr. Flanders disclaims any direct or shared power to vote or direct the vote or dispose or direct the disposition of the WCG shares.

         DotCom Stables, Inc. and WCG are not a "group" as defined in Section 13(d)(3) of the Act.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         Mr. Flanders acquired 6,850,000 shares of Common Stock as a consequence of the merger described in Item 3 above, and the1,300 shares in his IRA were acquired for investment purposes. Mr. Flanders currently has no plans or proposals that relate to or would result in:

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(a)	The acquisition by any person of additional securities of Digital Bridge, or the disposition of securities of Digital Bridge;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Digital Bridge or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Digital Bridge or any of its subsidiaries;

(d)	Any change in the present board of directors or management of Digital Bridge, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of Digital Bridge;

(f)

Any other material change in Digital Bridge's business or corporate structure including but not limited to, if Digital Bridge is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in Digital Bridge's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Digital Bridge by any person;

(h)

Causing a class of securities of Digital Bridge to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Digital Bridge becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

For the purposes of the Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Flanders beneficially owns 7,851,300 shares of Common Stock which constitute 18.25% of the outstanding and issued Common Stock of the Company.

(b)

Mr. Flanders owns has sole voting and dispositive power with respect to 6,851,300 shares of the Common Stock owned directly by him. Mr. Flanders shares the power to vote or direct the voting of and shares the power to dispose of or direct the disposition of the 1,000,000 shares owned by DotCom Stables, Inc.

(c) See Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Not applicable.
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Item 7. Material to be Filed as Exhibits. Not applicable.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2000
By:	/s/ John C. Flanders, Jr. John C. Flanders, Jr.

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